Rabobank Nederland
Directoraat Control Rabobank Groep

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Visiting address Croeselaan 18, Utrecht

Telephone 00 31 302162615

Fax 0031 302161940

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07021807

Our reference BB/jcd

Date January 2, 2007

SUPPL

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed press releases from the period December 2006 and the Pricing Supplements of December 2006 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

PROCESSED
MAR 16 2007
THOMSON FINANCIAL

Yours sincerely,
Rabobank Nederland

Prof.dr.ir. Bert Bruggink
Executive Board / CFO Rabobank Group

Rabobank

Rabobank in business

Rabobank acquires 49 percent stake in Zambia National Commercial Bank PLC

29-12-2006 | Press Release

The Dutch Rabobank and the Zambian government have agreed that Rabobank will acquire 49 percent of the shares in the Zambia National Commercial Bank PLC (Zanaco). This participating interest ensues from the Zambian government's privatisation programme and as it relates to Zanaco. The Zambian government selected Rabobank following an international competitive tender for a number of reasons including the fact that Rabobank intends to increase the number of Zanaco branches particularly in the country's rural areas. Rabobank will furthermore invest in an extensive long-term program that will enable Zanaco to develop into a leading financial services provider in Zambia, consistent with the Zambian government's stated privatisation objectives.

Rabobank aims to deploy its knowledge, management and capital in order to revolutionise the financial services sector in Zambia. This will benefit the growth of the local business community and entrepreneurship. The opportunity to borrow money enables enterprising Zambians to improve their products and sales and to generate more income. Greater income and investment in turn is expected to create greater employment. In contrast to the other large banks in the country, Zanaco also operates numerous branch offices in Zambia's rural areas and consequently contributes to raising the standard of living in these non-urban areas.

The privatisation of Zanaco is a component of the economic reforms that the Zambian government has been implementing with the assistance of multi-lateral international financing agencies and commenced in 2001.

Zanaco was founded in 1969 and its head office is located in Lusaka. The bank has a network of more than 50 branch offices in Zambia, making it the country's largest consumer bank. The bank has 1,100 employees. As of December 31st 2005, it had net assets of US$ 384 million

The Zambian government will immediately following legal and financial closure of the Rabobank transaction, be proceeding to offer 25.8% shareholding to the Zambian public and eligible local institutions. The resultant shareholding will see Rabobank retain 49% shareholding whilst the Zambian government will hold 25% and the Zambian public 26%. Thus Zanaco will remain majority Zambian owned.

Bert Heemskerk, chairman of the Executive Board of the Rabobank Group, is very pleased about this participating interest. 'This participating interest is important for our bank as part of the Rabobank Development Program. The program gives private individuals and business owners in urban and rural areas of developing countries access to affordable financial services. We already have interests in rural banks in Tanzania and China. Mozambique is on the list of candidates for 2007.'

Zambia is the second participating interest acquired by Rabobank in an African bank as part of the Rabobank Development Program. Heemskerk: 'Our program supports rural banks that have the potential to develop into fully-fledged financial services providers with a national network of branch offices. We want to transform these banks into successful retail banks for agricultural and other businesses, along the lines of Rabo itself in the Netherlands.' Rabobank already has

an interest in the Tanzanian National Microfinance Bank and the Chinese United Rural Cooperative Bank in Hangzhou.

Rabobank Group
The Rabobank Group is a financial services leader providing retail and institutional banking and agricultural finance solutions in key markets around the world. From its century-old roots as a finance cooperative founded by Dutch farmers, Rabobank has grown into one of the 15 largest banks worldwide with approximately US$650 billion in assets and operations in about 38 countries. Rabobank is the only private bank in the world with the highest possible credit rating from both Standard & Poor's (AAA) and Moody's Investor Service (Aaa), and is ranked as the world's third safest bank by Global Finance magazine.

Details of the terms of the transaction will be released by the Zambia Privatisation Agency as required under Zambian statutes, following legal and financial closure, scheduled for the end of January 2007.

Rabobank

Rabobank in business

Ordina intends to partially acquire Rabobank ICT operations

19-12-2006 | Press Release

Today, Rabobank and Ordina announced that the bank intends to partially transfer the system development activities of Rabobank Group ICT to Ordina. The two parties signed a letter of intent in this regard. For this purpose, Ordina has entered into a partnership with Cognizant Technology Solutions, which will act as a subcontractor.

Rabobank is opting to outsource its operations in the fields of system development maintenance and testing. The bank will continue to bear responsibility for the governance of the system development process. As a result of the transfer of the operations, approximately 200 employees of Rabobank Group ICT will take up employment with Ordina. In addition, the transfer will involve another approximately 300 third-party FTEs. Rabobank and Ordina intend to conclude a seven-year contract.

Piet van Schijndel, a member of the Board of Management of Rabobank Group: "Our decision making hinges on continuity of services and employment. Many of our systems will be replaced over the next few years. Dutch-based Ordina offers good services, as well as career perspectives for our employees. Cognizant has been one of our offshore service providers for some time now and has proved to deliver quality services."

Says Ronald Kasteel, CEO of Ordina N.V.: "This is a great contract for Ordina. In winning it, we demonstrate that we are one of the absolute leaders of the Dutch ICT and outsourcing market. Our collaboration with Cognizant, which is active worldwide, will allow us to outperform the competition, particularly on contracts of this size, where a material portion of the work will be offshored over the coming years. In addition, this agreement is perfectly in line with our strategy to generate a larger share of our revenues from multi-year contracts.

For acquiring this business, Ordina will pay an acquisition price of EUR 21 million, which amount will be paid by issuing new shares in Ordina N.V. These shares will be subject to a lock-up. Rabobank guarantees that, during the contract period, it will source at least 3 million hours. In addition, Rabobank will bear any expenses related to the harmonisation of the terms of employment of its employees. The parties expect to be able to sign the final agreement towards the end of the first quarter of 2007. Negotiations with the trade unions and the Works Councils will be held in this period as well.

About Ordina
With our more than 4,900-strong workforce, Ordina aims to improve the business processes of Dutch and Belgian enterprises by providing advisory services, developing supporting applications or taking on a wide range of processes, including ICT. Ordina N.V. was incorporated in 1973. Ordina N.V. shares are quoted on Amsterdam's Euronext Stock Exchange, where they are included in the Midkap Index.

About Rabobank
The Rabobank Group comprises 208 independent local cooperative Rabobanks in the Netherlands plus their central organisation Rabobank Nederland and its subsidiaries. Rabobank serves more than 9 million private individuals and corporate clients in the Netherlands and a growing number abroad. It employs over 50,000 staff and is represented in 38 countries. The Rabobank Group has the highest credit rating (AAA), awarded by the well-known international rating

agencies Moody's and Standard & Poor's. In terms of Tier 1 capital, the organisation ranks among the world's fifteen largest financial institutions

About Cognizant
Cognizant (NASDAQ: CTSH) is a leading provider of IT services. Focused on delivering strategic information technology solutions that address the complex business needs of its clients, Cognizant uses its own on-site/offshore outsourcing model to provide applications management, development, integration, and reengineering; infrastructure management; business process outsourcing; and numerous related services, such as enterprise consulting, technology architecture, program management, and change management.

Cognizant's more than 35,000 employees are committed to partnerships that sustain long-term, proven value for customers by delivering high-quality, cost-effective solutions through its development centers in India and on-site client teams. Cognizant maintains P-CMM and SEI-CMM Level 5 assessments from an independent third-party assessor and ranked among the top information technology companies in Business Week's Hot Growth Companies. Cognizant is a member of the NASDAQ-100 Index. Find additional information about Cognizant at www.cognizant.com.

For more information, please contact:
Ordina N.V.
Mr Ronald Kasteel, CEO
Telephone: +31(0)30 663 7006
www.ordina.nl

Rabobank
Mr. Jan Willem ter Avest
Telephone: 31 (0)30 21 61740, senior press officer
www.rabobankgroep.nl

Rabobank

Rabobank in business

Harold Knebel appointed Director of Rabobank Private Banking

14-12-2006 | Press Release

H.A.J.M. (Harold) Knebel (44) has been appointed Director of Private Banking at Rabobank Nederland effective 1 January 2007. He is currently the Chairman of the Board of Directors of Rabobank subsidiary Schretlen & Co NV.

Harold Knebel began his career at Rabobank Nederland as an investment analyst in 1989. He then transferred to Schretlen & Co NV in 1991 to take up a position as Director of Investment Strategy. He was appointed as a member of the company's Board of Directors in 1998. He has served as the Chairman of the Board of Directors of Schretlen & Co NV for the past six years.

In his new position as Director of Rabobank Private Banking, Mr Knebel will report directly to Mr P.J.A. (Piet) van Schijndel, Member of the Executive Board of Rabobank Nederland.

He will succeed Mr T.C.A.M. (Thomas) van Rijckevorsel at Rabobank Private Banking who was appointed Director of Retail Banking effective 1 December 2006.

Rabobank

Rabobank in business

Rob ten Heggeler appointed Head of Rabo Securities

8-12-2006 | Press Release

R.H.L. (Rob) ten Heggeler (43) has been appointed Head of Rabo Securities effective 1 December 2006. He also serves as a member of the Managing Board of Rabobank International and in this capacity is responsible for Corporate Clients Netherlands

Rabo Securities carries out equity research, trading and buying and selling of Benelux shares for institutional investors. These activities correspond closely with the aspirations of Corporate Advisory and Rabobank Nederland Corporate Clients in the large business market within the field of advisory, mergers, acquisitions and share issues. Ten Heggeler's appointment will contribute to achieving a more integrated approach.

Ten Heggeler began his career in 1989 at ABN AMRO where he gained experience in a number of areas including corporate and structured finance in Asia and the United States. He moved to Fortis in 2001 where he served as the Managing Director of Commercial Banking Netherlands. He joined Rabobank on 1 September 2006. He reports directly to S.N. (Sipko) Schat, member of the Executive Board of the Rabobank Group.

For more information, please contact:
Jan-Willem ter Avest, Rabobank Nederland Press Information Office,030-2161740 or j.w.avest@rn.rabobank.nl

Rabobank

Rabobank in business

The Dutch Government should Invest in Knowledge, Infrastructure and the Environment

7-12-2006 | Press Release

The Netherlands, on balance, benefits a great deal from globalisation. The greatest threat to an open economy such as that of the Netherlands is a relapse into protectionism. The new government should focus its attention on investments in physical infrastructure, education and increasing the sustainability of the economy. Less emphasis should be placed on further debt reduction and tax cuts. These views were expressed by the Chairman of the Rabobank Executive Board Bert Heemskerk at the presentation of 'Outlook 2007', the annual publication produced by the bank's economic research division. The theme of this year's Outlook is globalisation, which has been elaborated in the study entitled 'The Netherlands in a world without borders'.

Heemskerk says he would like to see the government mobilise the Netherlands' innovative strength to increase the sustainability of the economy. 'This is crucial because it can fuel new economic perspectives and can consequently be the engine that drives the growth of our international competitive position. The Innovation Platform talks too much and does too little.'

Economic growth
Heemskerk forecasts economic growth of 2% in the Eurozone in 2007. This growth will primarily be attributable to the strength of the business community. Dutch GDP volume (Gross Domestic Product) is expected to rise by 3¼%. There will be a further reduction in unemployment and purchasing power is anticipated to rise again in 2007. This will lead to a sustained increase in consumer spending. Heemskerk believes that the favourable economic conditions will lead to a heightened risk of a new wave of wage increases. He emphasises that it remains extremely important to maintain a controlled, differentiated development of wages in order to keep the business community's international competitive strength up to par.

Globalisation
The theme study applauds the strength of Dutch industry. 'In contrast to the United States and the United Kingdom, the Netherlands' industrial trade balance has actually improved.' The Chairman of the Executive Board refers in this regard to the successful comeback of Dutch shipbuilding. 'Following the slump in the 1980s, the remaining shipyards opted to focus on producing technically advanced ships for niche markets. As a result, in 2006 Dutch shipbuilding is both active worldwide and profitable.'

There are furthermore claims that competition from emerging markets such as China, India and Eastern European countries constitutes a threat to the Dutch economy. Heemskerk is convinced that this is a misconception. The theme study demonstrates that globalisation is in reality a blessing for the Netherlands. Heemskerk: 'The Netherlands benefits tremendously from trade with China. Imports of inexpensive products from China have exerted downward pressure on inflation and as a result have increased the purchasing power of an average Dutch family by approximately 25 euros a month. This adds up to an annual increase in purchasing power totalling more than two billion euros! Reports of mass transfers of production to low-wage countries have also been extremely exaggerated. Dutch companies invest in these

countries first and foremost because they are huge growth markets. It has also been revealed that companies from emerging markets actually make large investments in the Netherlands. This all means that having trade relationships with these countries is a good thing that should be fostered.'

For more information, please contact:
Raymond Salet, Head of the Rabobank Press Office, 030-2162758 of r.salet@rn.rabobank.nl

Rabobank

Rabobank in business

Heijmans / J.P. van Eesteren Consortium to Expand Rabobank Nederland Administrative Centre

5-12-2006 | Press Release

Rabobank signed a construction team agreement with the building consortium Heijmans / J.P. van Eesteren for the expansion of the Rabobank Nederland administrative centre in Utrecht. The new complex will comprise a transparent 105-metre tower and a campus linking this tower with the existing buildings. This will be one of the most durable office complexes in the Netherlands.

The building consortium of Heijmans / J.P. van Eesteren has been selected as the main contractor. They will undertake the project on a 50%-50% basis. Installation operations will be carried out by subcontractors Wolter & Dros and Croon. The consortium's proposal was chosen as 'the most economically favourable offer'. This means selection was done on the basis of a careful consideration of a variety of factors, such as price, quality, durability, planning, risk management and other aspects Rabobank believed to be important in its choice. The total project contracting costs are set at around €130 million.

Construction starts in first quarter of 2007

Following the building consortium agreement, preparatory construction activities are currently planned to begin in the first quarter of 2007. Construction will take around three years. Demolition activities have already been concluded on the site on Utrecht's Croeselaan. Some 98% of the resulting rubble will be re-used. Rabobank is thus demonstrating that the route to sustainable construction begins with sustainable demolition. The new complex is expected to be handed over at the beginning of 2010.

Rabobank

Rabobank in business

Rabobank successfully completes the acquisition of Bouwfonds divisions

1-12-2006 | Press Release

Rabobank definitively acquired the real estate development and asset management activities of Bouwfonds from ABN AMRO today.

The acquisition encompasses the Bouwfonds Property Development, Bouwfonds Asset Management, Bouwfonds Fund Management, Bouwfonds Holding and Rijnlandse Bank divisions. The transfer of shares marks the successful conclusion of the acquisition that was announced on 31 July 2006. Together with the new colleagues from Bouwfonds, Rabobank will now provide services covering every facet of real estate: development, financing and asset management. All the activities will be continued under the name Rabo Bouwfonds NV.

Execution Copy

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

EUR 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1677A

TRANCHE NO.: 1

USD 30,000,000 Fixed Rate Notes 2006 due 15 January 2008 (the "Notes")

Issue Price: 100 per cent.

HSBC Bank plc

The date of these Final Terms is 13 December 2006

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated 31 May 2006 and the supplemental Offering Circular dated October 30, 2006 (together the 'Offering Circular'), which constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and *www.bourse.lu*.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1677A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		United States Dollar ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 30,000,000
	(ii)	Tranche:	USD 30,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		USD 100,000
7	(i)	Issue Date:	15 December 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		15 January 2008
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		5.105 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable

14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	5.105 per cent. payable on Maturity Date
	(ii)	Interest Payment Date:	Maturity Date
	(iii)	Fixed Coupon Amount:	USD 5,530.42 per USD 100,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	Floating Rate Provisions		Not Applicable
18	Zero Coupon Note Provisions		Not Applicable
19	Index Linked Interest Note Provisions		Not Applicable
20	Equity Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option	Not Applicable
23	Put Option	Not Applicable
24	Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note	USD 100,000 per Note of USD 100,000 Specified Denomination
25	Final Redemption Amount (Equity Linked Redemption Notes)	Not Applicable
26	Final Redemption Amount (Index Linked Redemption Notes)	Not Applicable

27	Early Redemption Amount	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London and TARGET, subject to Condition 10(h)(B)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearings system.

DISTRIBUTION

36	(i) If syndicated, names and addresses of the Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	Not Applicable
37	If non-syndicated, name and address of Manager:	HSBC Bank plc 8 Canada Square London, E14 5HQ United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.751269, producing a sum of (for Notes not denominated in Euro):	EUR 22,538,070
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	Euro 1,030

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk and this indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten)* has provided to each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés finaciers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg and the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

Not Applicable

6 Yield (Fixed Rate Notes Only)

Not Applicable

7 Historic interest rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

11 Operational information

(i)	ISIN Code:	XS0279354517
(ii)	Common Code:	27935451
(iii)	Fondscode:	Not Applicable
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

12 General

Tradeable Amount:	Not Applicable
Time period during which the offer is open:	Not Applicable
Description of the application process:	Not Applicable
Description of possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable
Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
Manner and date in which results of the offer are to be made public:	Not Applicable
Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 937A
TRANCHE NO: 6
£175,000,000 4.75 per cent. Notes 2007 due 2009

(to be consolidated and form a single series with the Issuer's £300,000,000 4.75 per cent. Notes 2004 due 2009 issued on 30 January 2004, £250,000,000 4.75 per cent. Notes 2004 due 2009 issued on 16 September 2004, £400,000,000 4.75 per cent. Notes 2005 due 2009 issued on 18 February 2005, £125,000,000 4.75 per cent. Notes 2006 due 2009 issued on 3 January 2006 and £250,000,000 4.75 per cent. Notes 2006 due 2009 issued on 26 May 2006)

Issue Price: 98.827 per cent. (plus 95 days' accrued interest from and including 30 September 2006 to but excluding 3 January 2007)

Barclays Capital **The Royal Bank of Scotland**

Rabobank International

The date of these Final Terms is 28 December 2006

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") set forth in the Offering Circular dated 31 May 2006 and the supplemental Offering Circular dated 30 October 2006 (together, the "**Offering Circular**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated 7 October 2003. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and *www.bourse.lu*.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	937A
	(ii)	Tranche Number:	6 (to be consolidated and form a single series with the Issuer's £300,000,000 4.75 per cent. Notes 2004 due 2009 issued on 30 January 2004, £250,000,000 4.75 per cent. Notes 2004 due 2009 issued on 16 September 2004, £400,000,000 4.75 per cent. Notes 2005 due 2009 issued on 18 February 2005, £125,000,000 4.75 per cent. Notes 2006 due 2009 issued on 3 January 2006 and £250,000,000 4.75 per cent. Notes 2006 due 2009 issued on 26 May 2006 on exchange of the temporary Global Note for the permanent Global Note (which is expected to be no less than 40 days after the Issue Date subject to certification of non-U.S. beneficial ownership))
3	Specified Currency or Currencies:		Pounds sterling ("£")
4	Aggregate Nominal Amount:		
	(i)	Series:	£1,500,000,000
	(ii)	Tranche:	£175,000,000
5	Issue Price:		98.827 per cent. of the Aggregate Nominal Amount plus accrued interest from and including 30 September 2006 to but excluding 3 January 2007
6	Specified Denominations:		£1,000, £10,000 and £100,000

7	(i)	Issue Date:	3 January 2007
	(ii)	Interest Commencement Date (if different from the Issue Date):	30 September 2006
8	Maturity Date:		30 September 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		4.75 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		*Not Applicable*
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	4.75 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	30 September in each year commencing on 30 *September* 2007 and ending on the Maturity Date
	(iii)	Fixed Coupon Amounts:	£47.50 per £1,000 in nominal amount, £475 per £10,000 in nominal amount and £4,750 per £100,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA
	(vi)	Determination Date(s) (Condition 1(a)):	30 September in each year
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	Floating Rate Provisions		Not Applicable
18	Zero Coupon Note Provisions		Not Applicable

19	Index Linked Interest Note Provisions	Not Applicable
20	Equity Linked Interest Note Provisions	Not Applicable
21	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option	Not Applicable
23	Put Option	Not Applicable
24	Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note	£1,000 per Note of £1,000 Specified Denomination, £10,000 per Note of £10,000 Specified Denomination and £100,000 per Note of £100,000 Specified Denomination
25	Final Redemption Amount (Equity Linked Redemption Notes)	Not Applicable
26	Final Redemption Amount (Index Linked Redemption Notes)	Not Applicable
27	Early Redemption Amount	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	Form of Notes	Bearer Notes
	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note Upon issue of the temporary Global Note, the temporary ISIN and Common Codes will be those set out in paragraphs 11(i)(a) and 11(ii)(a), respectively, of Part B of these Final Terms. Upon exchange of the temporary Global Note for the permanent Global Note, the Notes will be consolidated with and form a single series with the Issuer's £300,000,000 4.75 per cent. Notes 2004 due 2009 issued on 30 January 2004, £250,000,000 4.75 per cent. Notes 2004 due 2009 issued on 16 September 2004, £400,000,000 4.75 per cent. Notes 2005 due 2009 issued on 18 February 2005,£125,000,000 4.75 per cent. Notes 2006 due 2009 issued on 3 January 2006 and £250,000,000 4.75 per cent. Notes 2006 due 2009 issued on 26 May 2006 and the ISIN and Common Codes will be those set out in paragraphs 11(i)(b) and 11(ii)(b), respectively, of Part B to these Final Terms.
29	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	*Not Applicable*
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	*Not Applicable*

33	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
34	Consolidation provisions:		Not Applicable
35	Other terms or special conditions:		So long as the Notes are represented by a temporary Global Note or a permanent Global Note and the temporary Global Note or the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders except that so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of that exchange so require, notices shall also be published in a leading newspaper having general circulation in Luxembourg (which is expected to be *d'Wort*). Any notice thus delivered to that clearing system shall be deemed to have been given to Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Barclays Bank PLC** 5 The North Colonnade Canary Wharf London E14 4BB United Kingdom **The Royal Bank of Scotland plc** 135 Bishopsgate London EC2M 3UR United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Croeselaan 18 3521 CB Utrecht The Netherlands
	(ii)	Stabilising Manager (if any):	The Royal Bank of Scotland plc
	(iii)	Dealers' Commission:	Combined management, underwriting and selling commission of 0.075 per cent. of the Aggregate Nominal Amount of Notes comprising Tranche No. 6

37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable
GENERAL		
41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.480000, producing a sum of (for Notes not denominated in Euro):	Euro 259,000,000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Official List of the Regulated Market of the Luxembourg Stock Exchange with effect from 3 January 2007. The Notes are to be consolidated and form a single series with the Issuer's £300,000,000 4.75 per cent. Notes 2004 due 2009 issued on 30 January 2004, £250,000,000 4.75 per cent. Notes 2004 due 2009 issued on 16 September 2004, £400,000,000 4.75 per cent. Notes 2005 due 2009 issued on 18 February 2005, £125,000,000 4.75 per cent. Notes due 2009 issued on 3 January 2006 and £250,000,000 4.75 per cent. Notes 2006 due 2009 issued on 26 May 2006 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	Euro 400

2 RATING

Rating:	The Notes have been rated Aaa, AA+ and AAA by Moody's Investors Service, Inc. ("**Moody's**"), Fitch Ratings Ltd. ("**Fitch**") and Standard & Poor's Ratings Services ("**Standard & Poor's**"), respectively. As defined by Moody's *an Aaa rating means* that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 NOTIFICATION

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg and the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany with a certificate of approval attesting that the 2006 Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	£174,979,527.40 (including accrued interest)
(iii)	Estimated total expenses:	£131,250 (comprising Dealers' commission only)

6 YIELD

Indication of yield:	5.211 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the re-offer price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the re-offer price of the Notes. It is NOT an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Not Applicable

10 PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND INFORMATION CONCERNING THE UNDERLYING

Not Applicable

11 OPERATIONAL INFORMATION

(i)	(a) Temporary ISIN Code: (b) ISIN Code:	XS0278900245 XS0184578143
(ii)	(a) Temporary Common Code: (b) Common Code:	027890024 018457814
(iii)	Fondscode:	Not Applicable
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Deliver Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen - Boerenleenbank B.A. (Rabobank International)):	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1638A
TRANCHE NO: 2

EUR 170,000,000 CMS Linked Notes due 20 September, 2021 (the "Notes") to be consolidated and form a single series with the existing EUR 250,000,000 CMS Linked Notes due 20 September, 2021 issued on 20 September, 2006

Issue Price: 100.00 per cent.

Société Générale Corporate & Investment Banking

The date of these Final Terms is December 18, 2006.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated May 31, 2006 and the supplemental Offering Circular dated October 30, 2006 (together the '**Offering Circular**'), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1638A
	(ii)	Tranche Number:	2
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	EUR 170,000,000 (to be consolidated and form a single series with the Issuer's EUR 250,000,000 CMS Linked Notes due 20 September, 2021 issued on 20 September, 2006 on exchange of the temporary Global Notes for the permanent Global Note (which is expected to be no less than 40 days after the Issue Date (the "Exchange Date") subject to certification of non-U.S. beneficial ownership))
	(ii)	Series:	EUR 420,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 50,000
7	(i)	Issue Date:	December 20, 2006

	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		September 20, 2021
9	Domestic Note:		No
10	Interest Basis:		Floating Rate (further particulars specified in paragraph 17 below)
11	Redemption/Payment Basis:		Redemption at Par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Provisions**		Applicable
	(i)	Interest Period(s):	The period from (and including) the Interest Commencement Date to (but excluding) the first Specified Interest Payment Date and, thereafter, each period from (and including) a Specified Interest Payment Date to (but excluding) the next Specified Interest Payment Date
	(ii)	Specified Interest Payment Date(s):	20 March, 20 June, 20 September and 20 December of each year from and including 20 March 2007 to and including 20 September 2021
	(iii)	Business Day Convention:	Not Applicable
	(iv)	Business Centre(s) (Condition 1(a)):	Not Applicable

(v)	Manner in which the Rate(s) of Interest is/are to be determined:	The Rate of Interest (to be reset each quarter) shall be the result of the following formula as calculated by the Calculation Agent: $(1 + \text{CMS10y} - 0.45 \text{ per cent.})^{1/4} - 1)$, subject to item 17(xi). Where "CMS10y" means the Floating Rate Option set out below under subparagraph (ix) ISDA Determination. Such rate shall be applied "flat" to the Specified Denomination to determine the Interest Amount payable each quarter in respect of each Note.
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calc · ·· _ the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	**"Calculation Agent"** shall be Merrill Lynch Capital Services, Inc. or its successor, whose determinations and calculations shall be binding in the absence of manifest error. The Calculation Agent shall act as an independent expert and not as an agent for the Issuer or the Noteholders. All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained by the Calculation Agent shall, in the absence of manifest error, wilful default or bad faith, be final and conclusive and binding on the Issuer, the Calculation Agent, the Paying Agents and all Noteholders and Couponholders; and in the absence of the aforesaid manifest error, wilful default or bad faith, no liability to the Noteholders, Couponholders, the Issuer, or the Paying Agents shall attach to the Calculation Agent in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to the Conditions in relation to such determinations
(viii)	Screen Rate Determination (Condition 1(a)):	Not Applicable
(ix)	ISDA Determination (Condition 1(a)):	Applicable

		- Floating Rate Option:	"EUR-ISDA-EURIBOR Swap Rate- 11:00" except that the rate for a Reset Date will be determined five Target Settlement Days preceding that Reset Date instead of two Target Settlement Days as provided in the ISDA Definitions.
		- Designated Maturity:	10 years
		- Reset Date:	The first day of each Interest Period
		- ISDA Definitions:	Not Applicable
	(x)	Margin(s):	Not Applicable
	(xi)	Minimum Rate of Interest:	Zero per cent. per annum
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(a)):	30/360
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity *Linked Interest Note Provisions***		*Not* Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 50,000 per Note of EUR 50,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	

(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes as set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note Upon issue of the temporary Global Note, the temporary ISIN and Common Codes will be those set out in paragraphs 7(i) and 7(ii), respectively, of Part B of these Final Terms. Upon exchange of the temporary Global Note for the permanent Global Note, the Notes will be consolidated with and form a single series with the Issuer's EUR 250,000,000 CMS Linked Notes due 20 September, 2021 issued on 20 September, 2006 and the ISIN and Common Codes will be those set out in paragraphs 7(i) and 7(ii), respectively, of Part B to these Final Terms.
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET Business Day subject to Condition 10(h)(B)

30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
	Amount of each instalment, date on which each payment is to be made:	
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealers' Commission:	None
37	If non-syndicated, name and address of Dealer:		Société Générale 17, cours Valmy 92987 Paris La Défense Cedex France
38	Additional TEFRA exemption:		D Rules
39	Additional selling restrictions:		U.S. The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities

		Act") and are subject to US tax law requirements. Accordingly, Notes may not be offered, sold or delivered in the United States or to US persons except to the extent permitted by the Subscription Agreement. The Notes are not eligible for sale under Rule 144A under the Securities Act. TEFRA D; Cat. 2 are applicable as more fully specifically described in the Offering Circular and Subscription Agreement.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [●], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made to the Luxembourg Stock Exchange for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange and to be listed on the official list of the Luxembourg Stock Exchange with effect on or about the Issue Date.
(iii)	Estimate of total expenses related to admission to trading:	EUR 7,825

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the Commission bancaire, financière et des assurances (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisiòn Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés financiers (AMF) in France, Irish Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg and the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds:	EUR 170,000,000
(iii)	Estimated total expenses:	None

6 Yield

Indication of yield: Not Applicable

7	**Operational information**	Temporary	Following the Exchange Date
(i)	ISIN Code:	XS0278555718	XS0267122207
(ii)	Common Code:	027855571	026712220
(iii)	WKN (German security code):	Not Applicable	
(iv)	Fondscode:	Not Applicable	
(v)	Private Placement number:	Not Applicable	
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable	
(vii)	Delivery:	Delivery against payment	
(viii)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable	
(ix)	Name (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)	Merrill Lynch Capital Services, Inc. (or its successor) Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ	

8 General

Tradeable Amount: EUR 50,000

So long as the Notes are represented by a temporary Global Note or permanent Global Note, the Notes will be tradeable only in principal amounts of at least the Specified Denomination or if more than one Specified Denomination, the lowest Specified Denomination, and integral multiples of the Tradeable Amount in excess thereof

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
due from seven days to perpetuity

SERIES NO: 1674A
TRANCHE NO: 1
JPY30,000,000,000 1.019 per cent. Fixed Rate Notes 2006 due 30 November 2009

Issue Price: 100.00 per cent.

Barclays Capital

The date of these Final Terms is 14 December 2006

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the offering circular dated May 31, 2006 and the supplemental Offering Circular dated October 30, 2006 (together the '**Offering Circular**'), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1674A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Japanese Yen (JPY)
4	Aggregate Nominal Amount:		
	(i)	Series:	JPY30,000,000,000
	(ii)	Tranche:	JPY30,000,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		JPY10,000,000
7	(i)	Issue Date:	18 December 2006
	(ii)	Interest Commencement Date:	Not Applicable
8	Maturity Date:		30 November 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		1.019 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior

	(ii)	Date approval for issuance of Notes obtained:	*Not Applicable*
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	1.019 per cent. per annum payable semi-annually in arrears
	(ii)	Interest Payment Date(s):	30 May and 30 November in each year, from and including 30 May 2007 to and including the Maturity Date adjusted in accordance with Condition 10(h)(B). There will be a short first coupon from the Issue Date to 30 May 2007.
	(iii)	Fixed Coupon Amount (s):	Not Applicable
	(iv)	Broken Amount:	JPY45,506 per Note of JPY10,000,000 Specified Denomination
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual (ICMA), unadjusted
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable.
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	JPY10,000,000 per Note of JPY10,000,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable

27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET, Tokyo, London, Sydney and New York, subject to Condition 10(h)(B)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system/other specify

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Barclays Bank PLC 5 The North Colonnade Canary Wharf London E14 4BB United Kingdom
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.006532 producing a sum of (for Notes not denominated in Euro):	EUR 195,960,000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1	**Listing**		
	(i)	Listing:	Luxembourg
	(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 18 December 2006
	(iii)	Estimate of total expenses related to admission to trading:	EUR 1,885
2	**Ratings**		
	Rating:		The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk and this indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has provided to each of the Commission bancaire, financiére et des assurances (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisiòn Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés finaciers (AMF) in France, Irish Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg and the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Operational information

(i)	ISIN Code:	XS0278290407
(ii)	Common Code:	027829040
(iii)	Fondscode:	Not Applicable
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional or other Paying /Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

5 General

Tradeable Amount:	JPY 10,000,000 So long as the Notes are represented by a temporary Global Note or permanent Global Note, the Notes will be tradeable only in principal amounts of at least the Specified Denomination or if more than one Specified Denomination, the lowest Specified Denomination, and integral multiples of the Tradeable Amount in excess thereof
Time period during which the offer is open:	Not Applicable
Description of the application process:	Not Applicable
Description of possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable
Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
Manner and date in which results of the offer are to be made public:	Not Applicable
Procedure for exercise of any right of pre-emption,	Not Applicable

the negotiability of subscription rights and the treatment of subscription rights not exercised:

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

EUR 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1673A
TRANCHE NO.: 1

EUR 70,000,000 Index Linked Redemption Notes 2006 due 11 December 2016

Issue Price: 100 per cent.

Lehman Brothers

The date of these Final Terms is 8 December 2006

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated May 31, 2006 and the supplemental Offering Circular dated October 30, 2006 (together, the "**Offering Circular**") which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1673A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 70,000,000
	(ii)	Tranche:	EUR 70,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 10,000
7	(i)	Issue Date:	11 December 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		11 December 2016
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Not Applicable
11	Redemption/Payment Basis:		Index Linked Redemption (further particulars specified below)
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior

	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	Not Applicable
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Applicable
	(i) Formula:	Provided that the Notes have not been previously redeemed or purchased and cancelled, each Note shall be redeemed by the Issuer at an amount per Note in the Specified Currency calculated by the Calculation Agent in accordance with the following Formula:

$$SD + \left(SD \times P \times \left(\left\{ 80\% \times Max\left[\left(\frac{SX5E\,(max)}{SX5E\,(0)} - 1 \right); 0 \right] \right\} + \left\{ 20\% \times Max\left[\left(\frac{SX5E\,(final)}{SX5E\,(0)} - 1 \right); 0 \right] \right\} \right) \right)$$

Where:

"**P**" means 103.00 per cent.;

"**SX5E (max)**" means the highest Index Level of the Index on each Observation Date, as determined by the Calculation Agent;

"**SX5E(final)** " means the arithmetic average of the Index Levels of the Index on each Averaging Date, as determined by the Calculation Agent;

"**SX5E(0)**" 4085.76;

"**Observation Date**" means the 23rd day in each calendar month, from and including 23 December 2006 up to and including 23 November 2016 (the "**Final Observation Date**") or if any such dates are not Scheduled Trading Days, the next following Scheduled Trading Day (subject to Condition 9);

"**Averaging Date**" means the 23rd day in each calendar month from and including 23 November 2015 to and including the Final Observation Date or if any such dates are not Scheduled Trading Days, the next following Scheduled Trading Day (subject to Condition 9); and

"**Max**" followed by a series of numbers or formulae separated by ";" within square brackets shall mean which ever is the greatest of such numbers or the result of such formulae;

Where:

"**Index Level**" means, in relation to any Scheduled Trading Day, the official level of the Index, as calculated and announced by the Sponsor at the Valuation Time on such Scheduled Trading Day.

(ii) Calculation Agent responsible for calculating the Redemption Amount:	Lehman Brothers International (Europe)
(iii) Index:	Dow Jones EUROSTOXX 50 (Bloomberg: SX5E), a stock index of 50 selected stocks currently sponsored by the Sponsor (further particulars specified in the Annex hereto)
(iv) Valuation Time:	Not Applicable
(v) Index Valuation Date:	As per item 26 (i). References to the "Valuation Date" in the Conditions shall be deemed to be references to an "Observation Date" or an "Averaging Date" as the context so requires
(vi) Exchange:	The definition in Condition 1 applies (further particulars specified in the Annex hereto)
(vii) Related Exchange:	EUREX
(viii) Sponsor:	Stoxx Limited and/or, as the context requires or permits, any Successor Sponsor
(ix) Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable:	As per item 26 (i)

(x) Determination Date(s) for determining the Final Redemption Amount:	As per item 26 (i)
(xi) Provisions for determining Final Redemption Amount where Calculation by reference to Index and/or formula and/or other variable is impossible or impracticable or otherwise disrupted:	As set out in the Conditions
(xii) Payment Date:	Maturity Date
(xiii) Minimum Final Redemption:	Not Applicable
(xiv) Maximum Final Redemption:	Not Applicable
(xv) Such other additional terms or provisions as may be required:	Notwithstanding the provisions of Condition 9(c), if the Final Observation Date is a Disrupted Day, then the Final Observation Date shall be the first succeeding Scheduled Trading Day that is not a Disrupted Day, unless there is a Disrupted Day on each of the Scheduled Trading Days immediately following the scheduled Final Observation Date until and including the fifth Business Day prior to the Maturity Date. In that case, the fifth Business Day prior to the Maturity Date shall be deemed to be the Final Observation Date notwithstanding it is a Disrupted Day and the level of the Index on such date shall be determined according to Condition 9(c).

27 Early Redemption Amount

(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28 Form of Notes	Bearer Notes

		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London and TARGET, subject to Condition 10(h) A
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Dealers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Lehman Brothers International (Europe), 25 Bank Street, E14 5LE London, United Kingdom
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable

40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of Euro, producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms. Information on the underlying has been extracted from www.stoxx.com. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by the above mentioned website, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 4,550

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 Notification

The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has provided each of the Commission bancaire, financière et des assurances (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisiòn Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés financiers (AMF) in France, Irish Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg and the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the

Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	EUR 70,000,000
(iii)	Estimated total expenses:	Not Applicable

6 Yield *(Fixed Rate Notes only)* Not Applicable

Indication of yield:

7 Historic Interest Rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Details on past and future performance as well as the volatility of the Index can be found on www.stoxx.com and in the Annex hereto.

The Issuer does not intend to provide post issuance information regarding the underlying Indices.

9 Performance of rate[s] of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

11 Operational Information

(i)	ISIN Code:	XS0276975777
(ii)	Common Code:	027697577
(iii)	Fondscode:	Not Applicable
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment

(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Lehman Brothers International (Europe) 25 Bank Street, E14 5LE London, United Kingdom The Calculation Agent shall have no responsibility to Noteholders for good faith errors or omissions in its calculations and determinations as provided in the Terms and Conditions except such as may result from its own wilful default, gross negligence or bad faith. The calculations and determinations of the Calculation Agent shall be made in accordance with the Terms and Conditions (having regard in each case to the criteria stipulated herein and where relevant on the basis of information provided to or obtained by employees or officers of the Calculation Agent responsible for making the relevant calculation or determination) and shall, in the absence of manifest error, be final, conclusive and binding on the Noteholders. Noteholders shall not be entitled to make any claim against the Calculation Agent or the Issuer in the case where the relevant Index Sponsor shall have made any error, omission or other incorrect statement in connection with the calculation and public announcement of the relevant Index. Nothing contained herein shall prevent the Calculation Agent from dealing in these Notes or from entering into any related transactions, including without limitation any swap or hedging transactions, with the Issuer (or any of its affiliates) or any holder of Notes (or any of its affiliates).

12 General

Tradeable Amount:	EUR 10,000 So long as the Notes are represented by a temporary Global Note or permanent Global Note, the Notes will be tradeable only in principal amounts of at least the Specified Denomination or if more than one Specified Denomination, the lowest Specified Denomination, and integral multiples of the Tradeable Amount in excess thereof

ANNEX

Information about the Index

The information contained in these Final Terms relating to the Index consists of extracts from or summaries of information which is publicly available. The Issuer has not independently verified any such information, and does not accept any responsibility for error or omission, other than accepting responsibility for accurately extracting and/or summarising such information. Investors may acquire such further information as they deem necessary in relation to the Index from such publicly available information as they deem appropriate. Investors should make their own investment, hedging and trading decisions (including decisions regarding the suitability of this investment), based upon their own judgment and upon advice from such advisers as such investors deem necessary and not upon any view expressed by the Issuer or the Dealer.

DOW JONES EUROSTOXX 50

Disclaimer

THE DOW JONES EUROSTOXX 50 AND THE RELATED TRADE MARKS HAVE BEEN LICENSED FOR USE BY LEHMAN BROTHERS. THE NOTES ARE NOT SPONSORED OR PROMOTED BY STOXX LIMITED OR DOW JONES & COMPANY, INC.

STOXX and Dow Jones do not:

- Sponsor, endorse, sell or promote the Notes.
- Recommend that any person invest in the Notes or any other securities.
- Have any responsibility or liability for or make any decisions about the timing, amount or pricing of Notes.
- Have any responsibility or liability for the administration, management or marketing of the Notes.
- Consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the Dow Jones EUROSTOXX 50 or have any obligation to do so.

STOXX and Dow Jones will not have any liability in connection with the Notes. Specifically,

- **STOXX and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:**
  - **The results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the Dow Jones EUROSTOXX 50 and the data included in the Dow Jones EUROSTOXX 50;**
  - **The accuracy or completeness of the Dow Jones EUROSTOXX 50 and its data;**
  - **The merchantability and the fitness for a particular purpose or use of the Dow Jones EUROSTOXX 50 and its data;**

- **STOXX and Dow Jones will have no liability for any errors, omissions or interruptions in the Dow Jones EUROSTOXX 50 or its data;**
- **Under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or Dow Jones knows that they might occur.**
- **The licensing agreement between the Issuer and STOXX is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.**

General

The Dow Jones STOXX℠ indexes cover the breadth, depth and liquidity of the European equity markets.

The indexes are published by STOXX Limited, a partnership of Deutsche Börse Ag, Dow Jones and Company, ParisBourseSBF SA and SWX Swiss Exchange.

The Dow Jones STOXX℠ index family consists of the following broad indexes:

- Dow Jones STOXX℠ index (Europe)
- Dow Jones EURO STOXX℠ index (Eurozone)
- Dow Jones STOXX NORDIC℠ index (Nordic region)
- Dow Jones STOXX ex UK℠ index (Europe excluding the United Kingdom)
- Dow Jones STOXX ex EURO℠ index (Europe excluding the Eurozone)

The Dow Jones EURO STOXX℠, Dow Jones STOXX NORDIC℠, Dow Jones STOXX ex UK℠ and Dow Jones STOXX ex EURO℠, broad indexes are derived from and are, therefore, subsets of the Dow Jones STOXX℠ broad index.

Index Calculation

The indexes are calculated with Laspeyres' formula that measures price changes against a fixed base quantity weight. Price and total return indexes are calculated reflecting different dividend treatments. All dividend payments are included in the total return indexes. Only special dividends - from either non-operating income or cash dividends that are larger than 10% of the equity price - are included in the price indexes. All indexes are denominated in both euros and U.S. dollars.

The euro-denominated price indexes – excluding the industry group indexes – are disseminated every 15 seconds during the index dissemination period. The index dissemination period begins when the first major exchange/system in the regional universe opens for trading, as specified by their trading hours. The actual dissemination of an index is triggered when the first opening stock price for a component in that index is received.

The index dissemination period ends when the last major exchange/system closes, as specified.

Index Features & Data Dissemination

The objectives of the Dow Jones STOXX℠ indexes are as follows:

- Measure European stock market performances

- Provide a liquid base for derivative products

In addition to the index features described below, a crucial requirement for achieving these objectives is transparency and the essence of transparency is replication.

To facilitate the accurate replication of these indexes, STOXX Limited widely disseminates all the necessary data and information on all aspects of the index composition and methodology.

These data and information are updated regularly and disseminated immediately.

The index data are disseminated via the major data vendors while the index and component data are disseminated via STOXX Limited's data distribution service, press releases and website (www.stoxx.com), as appropriate.

Information on the index features and methodology are disseminated via stoxx.com.

Index Concept

The design, development and delivery of the Dow Jones STOXX℠ indexes are in line with STOXX Limited's 'SPACE' index concept, which ensures that the indexes are Stable, Predictable, Accurate, Consistent and Economical.

They are also investable indexes because the index methodology selects components stocks that are easily tradable and liquid.

Product Concept

The Dow Jones STOXX℠ broad indexes and their relevant broad market sector indexes benchmark stock market performance.

The blue chip, size and Large/Mid market sector indexes are designed to underlie derivative products.

Source: www.stoxx.com/index

Historical Performance

Historical Performance

The following table sets out the high and low official closing levels for the Index for the periods indicated. The historical performance of the Index should not be taken as an indication of future performance.

Year ended 31 December	High	Low
2003	2760.66	1849.64
2004	2959.71	2580.04
2005	3616.33	2924.01
Twelve Months to November 2006	**High**	**Low**
November 2005	3471.43	3312.45

December 2005	3616.33	3499.4
January 2006	3691.41	3532.68
February 2006	3840.56	3671.37
March 2006	3874.61	3727.96
April 2006	3888.46	3770.79
May 2006	3890.94	3539.77
June 2006	3648.92	3408.02
July 2006	3710.6	3492.11
August 2006	3817.86	3640.6
September 2006	3899.41	3739.7
October 2006	4027.29	3880.14
November 2006	4109.81	3974.62

Source: Bloomberg® (7 December 2006)

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1667A
TRANCHE NO: 1
EUR 60,000,000 Floating Rate Notes 2006 due 19 December 2016

Issue Price: 100.00 per cent.

Morgan Stanley & Co. International Limited

The date of these Final Terms is 5 December 2006.

PART A - CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated May 31, 2006 and the supplemental Offering Circular dated October 30, 2006 (together, the "**Offering Circular**") which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71 /EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1667A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 60,000,000
	(ii)	Tranche:	EUR 60,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 100,000
7	(i)	Issue Date:	7 December 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		19 December 2016
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		3 month EURIBOR – 0.01 per cent. Floating Rate (further particulars specified in item 17 below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable

13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Note Provisions:		Not Applicable
17	Floating Rate Note Provisions:		Applicable
	(i)	Interest Period(s):	The first Interest Period will run from and including 7 December 2006 to but excluding 19 December 2006. Subsequent Interest Periods will run from and including each Specified Interest Payment Date to but excluding the subsequent Specified Interest Payment Date.
	(ii)	Specified Interest Payment Dates:	19 December, 19 March, 19 June and 19 September of each year from and including 19 December 2006 to and including 19 December 2016.
	(iii)	Business Day Convention:	Following Business Day Convention.
	(iv)	Business Centre(s) (Condition 1(a)):	London and TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination.
	(vi)	Interest Period Date(s):	Not Applicable
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(viii)	Screen Rate Determination (Condition 1(a)):	Applicable
		- Reference Rate	3 month EURIBOR (except for the first Interest Period which shall be an interpolation between 2 week EURIBOR and 3 week EURIBOR)
		- Interest Determination Date:	Two TARGET Business Days prior to the start of the relevant Interest Period.
		- Relevant Screen Page:	Telerate Page 248 Where: **"2 week EURIBOR"** means the rate for deposits in EUR for a period of two weeks which appears on

		Telerate Page 248 (or such other page that may replace that page on that service or a successor service) as at 11.00 a.m. (Brussels time) on the relevant Interest Determination Date. **"3 week EURIBOR"** means the rate for deposits in EUR for a period of three weeks which appears on Telerate Page 248 (or such other page that may replace that page on that service or a successor service) as at 11.00 a.m. (Brussels time) on the relevant Interest Determination Date. **"3 month EURIBOR"** means the rate for deposits in EUR for a period of three months which appears on Telerate Page 248 (or such other page that may replace that page on that service or a successor service) as at 11.00 a.m. (Brussels time) on the relevant Interest Determination Date.
(ix)	ISDA Determination (Condition 1(a))	Not Applicable
(x)	Margin(s):	-0.01 per cent. per annum
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	Actual/360 (adjusted)
(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

18	Zero Coupon Note Provisions	Not Applicable
19	Index Linked Interest Note Provisions	Not Applicable
20	Equity Linked Interest Note Provisions	Not Applicable
21	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option	Not Applicable
23	Put Option	Not Applicable
24	Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note	EUR 100,000 per Note of EUR 100,000 Specified Denomination
25	Final Redemption Amount (Equity Linked	Not Applicable

Redemption Notes)

26.	Final Redemption Amount (Index Linked Redemption Notes)	Not Applicable
27.	Early Redemption Amount	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28.	Form of Notes	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29.	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London and TARGET, subject to Condition 10(h)(A) apart from the phrase "nor to any interest or other sum in respect of such early postponed payment" which shall be deemed to be deleted.
30.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32.	Details relating to Instalment Notes: Amount of each instalment, date on which each	Not Applicable

payment is to be made:

33.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34.	Consolidation provisions:	Not Applicable
35.	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36.	(i)	*If syndicated, names and addresses of* Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealers' Commission	Not Applicable
37.		*If non-syndicated, name and address of* Dealer:	Morgan Stanley & Co. International Limited of 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom
38.		Applicable TEFRA exemption:	D Rules
38.		Additional selling restrictions:	Not Applicable
39.		Subscription period:	Not Applicable

GENERAL

40.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with *Condition 14(a)*:	Not Applicable
41.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
42.	*In the case of Notes listed on* Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1. **Listing**

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Regulated market of the Luxembourg Stock Exchange with effect from the Issue Date.
(iii)	Estimate of total expenses related to admission to trading:	EUR 4,550

2. **Ratings**

Rating: The Notes to be issued have been rated:

Moody's:	Aaa
Standard and Poor's:	AAA
Fitch Ratings Ltd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard and Poor's an AAA rating means the Notes have the highest rating assigned by Standard and Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3. **Notification**

The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has been requested to provide each of the Commission bancaire, financiére et des assurances (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisiòn Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés finaciers (AMF) in France, Irish *Financial Regulatory Authority in Ireland*, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg and the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4. **Interests of Natural and Legal Persons Involved in the Issue**

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5. **Operational Information**

(i)	ISIN Code:	XS0275343175
(ii)	Common Code:	027534317
(iii)	Fondscode:	Not Applicable
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement Number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust:	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)):	Not Applicable

6 **General**

(i)	Tradeable Amount:	So long as the Notes are represented by a temporary Global Note or permanent Global Note, the Notes will be tradeable only in principal amounts of at least the Specified Denomination or if more than one Specified Denomination, the lowest Specified Denomination, and integral multiples of the Tradeable Amount in excess thereof.
(ii)	Time period during which the offer is open:	Not Applicable
(iii)	Description of the applicable process:	Not Applicable
(iv)	Description of possibility to reduce subscriptions:	Not Applicable
(v)	Manner for refunding excess amount paid by applicants:	Not Applicable
(vi)	Minimum and/or maximum amount of application:	Not Applicable
(vii)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(viii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(ix)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

FINAL TERMS

RECEIVED

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1669A
TRANCHE NO: 1

Euro 10,000,000 Range Accrual Notes 2006 due 14 December 2007

(Rabo Rente Clicker) (the Notes)

Issue Price: 100 per cent

Rabobank International

The date of these *Final Terms* is 20 November 2006

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated May 31, 2006 and the supplemental Offering Circular dated October 30, 2006 (together the 'Offering Circular'), which constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1669A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	EUR 10,000,000
	(ii)	Series:	EUR 10,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 1,000
7	Issue Date:		14 December 2006
8	Maturity Date:		14 December 2007
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable

17	**Floating Rate Provisions**		Applicable
	(i)	Interest Period(s):	From and including 14 December 2006 to but excluding 14 June 2007 and from and including 14 June 2007 to but excluding 14 December 2007
	(ii)	Specified Interest Payment Dates:	14 June 2007 and 14 December 2007
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(a)):	TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	4.25 per cent. * X/Y Where X *means* the number of Business Days that EUR 6 Month EURIBOR is within the Range, provided that EUR 6 Month EURIBOR as determined on the Interest Determination Date shall be deemed to be applicable for all remaining Business Days of the relevant Interest period Y means the number of Business Days in the Observation Period Range means 3.60 per cent. (inclusive) – 4.10 per cent. (inclusive)
	(vi)	Interest Period Date(s):	Not Applicable
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International), Utrecht Branch
	(viii)	Screen Rate Determination (Condition 1(a)):	Applicable
	-	Reference Rate:	6 Month EURIBOR
	-	Interest Determination Date:	5 Business Days prior to each Specified Interest Payment Date
	-	Relevant Screen Page	Telerate page 248
	(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
	(x)	Margin(s):	Not Applicable
	(xi)	Minimum Rate of Interest:	0.00 per cent.
	(xii)	*Maximum Rate of Interest:*	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(a)):	30/360, unadjusted
	(xiv)	Rate Multiplier:	Not Applicable

	(xv) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 1,000 per Note of EUR 1,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	The Early Redemption Amount of the Notes payable on redemption for taxation reasons (Tax Call) or an Event of Default shall be an amount equal to the market value of the Notes on the date of this redemption, adjusted to account for any losses, expenses and costs to the Issuer (or any of its affiliates) of unwinding any underlying or related hedging and funding arrangements, including (without limitation) [equity] options, all as determined by the Calculation Agent in its sole and absolute *discretion*.
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or *other special provisions relating to payment* dates:	Subject to Condition 10(h)(B)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Managers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Rabobank International Thames Court, One Queenhithe, London, EC4V 3RL If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International, Rabobank International will not subscribe for the Notes, but will act

		as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.
38	Applicable TEFRA exemption	D Rules
39	Additional selling restrictions:	Switzerland A public offer of the Notes in Switzerland is prohibited. The Notes are only offered to a limited number of investors in Switzerland by way of *private placement* without any public offering. This Prospectus may only be used by those persons to whom it has been handed out in connection with the offer described herein.
40	Subscription period:	20 November 2006 until 8 December 2006, 15:00 CET

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):		Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):		Not Applicable
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:		Applicable
	(i)	Numbering and letters:	Not Applicable
	(ii)	Amsterdam Listing Agent:	Rabobank Nederland
	(iii)	Amsterdam Paying Agent:	Coöperatieve Centrale Raifeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on 14 December 2006
(iii)	Estimate of total expenses related to admission to trading:	EUR 2,500

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch RatingsLtd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events..

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the Commission bancaire, financière et des assurances (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisiòn Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés financiers (AMF) in France, Irish Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg and the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 **Reasons for the offer, estimated net proceeds and total expenses**

(i)	Reasons for the offer:	Banking Business
(ii)	Estimated net proceeds	EUR 10,000,000
(iii)	Estimated total expenses:	None

6 **Yield**

Indication of yield:

Not Applicable

7 **Historic interest rates**

Details of historic EURIBOR rates can be obtained from Telerate Page 248



6m EURIBOR
5,0%
4,5%
4,0%
3,5%
3,0%
2,5%
2,0%
1,5%
1,0%
0,5%
0,0%
11 jan '05
11 feb '05
11 mrt '05
11 apr '05
11 mei '05
11 jun '05
11 jul '05
11 aug '05
11 sep '05
11 okt '05
11 nov '05
11 dec '05
11 jan '06
11 feb '06
11 mrt '06
11 apr '06
11 mei '06
11 jun '06
11 jul '06
11 aug '06
11 sep '06
11 okt '06
11 nov '06

8 **Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying**

Not Applicable

9 **Performance of rate of exchange and explanation of effect on value of investment**

Not Applicable

10 **Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying**

Not Applicable

11 **Operational information**

(i)	ISIN Code:	XS0274879716
(ii)	Common Code:	027487971

(iii)	Fondscode:	15906
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable

12 General

Tradeable Amount:	EUR 1,000 So long as the Notes are represented by a temporary Global Note, the Notes will be tradeable only in principal amounts of at least the Specified Denomination or if more than one Specified Denomination, the lowest Specified Denomination, and integral multiples of the *Tradeable Amount in excess thereof*
Time period during which the offer is open:	From and including 20 November 2006 to and including 8 December 2006 15.00 Amsterdam time or such earlier or later date as the Issuer may determine and will be announced in the Netherlands in the Official Daily List of Euronext Amsterdam and Het Financieele Dagblad. The Issuer reserves the right to withdraw the offer of the Notes until 13 December 2006 and will be announced in the aforementioned publication. The Issuer also reserves the right to extend the offer of the Notes. The Issuer reserves the right to decrease or increase the Aggregate Nominal Amount to be issued. The definitive Aggregate Nominal Amount of the Notes to be issued and allotted will be announced in the forementioned publications.
Description of the application process:	All applications will be made (directly or indirectly) through the Dealer and allocated in full subject to the below.
Description of possibility to reduce subscriptions:	The Issuer reserves the right to reduce subscriptions
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Minimum amount of EUR 1,000 and maximum amount not applicable
Method and time limit for paying up the securities and for delivery of the securities:	Delivery against payment
Manner and date in which results of the offer are to be made public:	The aggregate principal amount of the Notes to be issued and allotted will be announced in the forementioned publications.
Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Signed on behalf of the Issuer:

By: ____________________
Duly authorised

ANNEX I

DUTCH LANGUAGE SUMMARY

(I) NEDERLANDSTALIGE BESCHRIJVING VAN DE UITGIFTE VAN DE EUR 10,000,000 RABO RENTE CLICKER

Onder het EUR 80.000.000.000 Global Medium Term Note Programme geeft Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (hierna **Rabobank Nederland**) nominaal EUR 10,000,000 Range Accrual Notes 2006-2007 (Rabo Rente Clicker) (hierna de **Notes**) uit.

De volledige leningsvoorwaarden voor de Notes worden uiteengezet in het Engelstalige programma prospectus gedateerd *31 Mei 2006 en het daartoe behorende supplement van* 30 oktober 2006 (hierna tezamen het **Prospectus**) tezamen met de Engelstalige definitieve voorwaarden, gedateerd 20 november 2006 (hierna de **Definitieve Voorwaarden**). Potentiële investeerders worden hierbij gewezen op de 'Risk Factors' op pagina's 9 tot en met 15 van het Prospectus. Hieronder volgt een samenvatting van de voornaamste kenmerken van de Notes.

De uitgiftedatum voor de Notes is gesteld op 14 December 2006. De inschrijvingsperiode begint op 20 november 2006 en eindigt op 8 December 2006 om 15:00 uur Amsterdamse tijd (hierna de **Inschrijvingsperiode**). Rabobank Nederland behoudt zich het recht voor om de Inschrijvingsperiode vervroegd te sluiten dan wel te verlengen en om het aanbod tot uiterlijk 13 december 2006, eind van de dag, terug te trekken. Een dergelijke gebeurtenis zal door Rabobank Nederland in de Officiële Prijscourant van Euronext Amsterdam en in een landelijk verspreid dagblad worden gepubliceerd. Naar verwachting zal Het Financieele Dagblad voor een dergelijke publicatie worden gekozen.

Indien de inschrijvingen op de Notes gedurende de Inschrijvingsperiode het totale nominale bedrag van EUR 10,000,000 overschrijden, kan Rabobank Nederland het totale nominale bedrag verhogen. De toewijzing van de Notes geschiedt systematisch. Rabobank Nederland behoudt zich het recht voor om een nieuwe serie of tranche van Notes met dezelfde voorwaarden uit te geven die dooréénleverbaar zullen zijn met de thans uit te geven Notes.

De Notes worden uitgegeven tegen een uitgifteprijs van 100%, zijnde EUR 1.000 per Note. Potentiële kopers kunnen per Note van EUR 1.000 nominaal (hierna de **Nominale Waarde**) inschrijven. Afwikkeling van de Notes vindt plaats via de systemen van Euroclear, Clearstream en Euroclear Nederland.

De looptijd van de Notes is 1 jaar. De einddatum zal in principe 14 december 2007 (hierna de **Eindvervaldag**) zijn, indien de Notes niet vervroegd zijn afgelost. Alle berekeningen zoals hierboven beschreven worden berekend door de daarvoor aangewezen agent ('Calculation Agent').

De Notes keren halfjaarlijks een coupon uit die op kan lopen tot 4,25% op jaarbasis. De coupon van deze obligatie is afhankelijk van het 6-maands Euribor tarief. Er wordt een rente uitbetaald van 4,25% op jaarbasis voor iedere dag dat het 6-maands Euribor tarief tussen 3,60% en 4,10% ligt (inclusief deze percentages). Op de dagen dat het 6-maands Euribor tarief buiten deze bandbreedte valt wordt het opgebouwde rentebedrag niet verder vergroot. De rentevergoeding bedraagt 0% indien het 6-maands Euribor tarief de gehele looptijd buiten de bandbreedte valt.

Indien de Notes vóór de Eindvervaldag worden afgelost in de gevallen vermeld onder Condition 7(c) ('Redemption for Taxation Reasons') of Condition 13 ('Events of Default') van het Prospectus of bij tussentijdse verkoop, zullen de Notes worden afgelost respectievelijk aangekocht tegen de dan geldende marktwaarde ('fair market value') zoals beschreven in de Conditions die eventueel lager kan zijn dan de Nominale Waarde.

Een aanvraag tot notering van de Notes aan Eurolist van Euronext Amsterdam is ingediend.

Deze samenvatting van voornaamste kenmerken van de Notes is een beschrijving en vertaling van het Prospectus en de Definitieve Voorwaarden. Het Prospectus en de Definitieve Voorwaarden zijn evenwel beslissend. Deze tekst in de Nederlandse taal is opgesteld om zo nauw als redelijkerwijs mogelijk is aan te sluiten bij de bewoordingen van de Engelstalige documentatie. Bij onderlinge verschillen tussen het Prospectus, de Definitieve Voorwaarden en deze Nederlandstalige samenvatting zullen het Prospectus en de Definitieve Voorwaarden evenwel doorslaggevend zijn.

Het Prospectus en de Definitieve Voorwaarden zijn kosteloos verkrijgbaar ten kantore van Rabo Securities, Amstelplein 1, 1096 HA Amsterdam.

The following information is not part of the Final Terms and not approved by the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten)

FISCAAL STELSEL IN BELGIË

De hierna volgende uiteenzetting is een algemene samenvatting van de op de datum van deze Informatienota geldende Belgische fiscale regels met betrekking tot inkomsten uit de Notes. Deze informatie is van algemene aard en beoogt niet alle aspecten van een investering in effecten te behandelen. In bepaalde gevallen kunnen andere regels van toepassing zijn. Bovendien kunnen de fiscale regels ook in de toekomst gewijzigd worden, eventueel met terugwerkende kracht, en kan de interpretatie van de fiscale regels wijzigen. De potentiële beleggers die meer informatie wensen over de fiscale gevolgen - zowel in België als in het buitenland - van de inschrijving op, het verkrijgen van, het bezit van en de beschikking over de Notes, worden verzocht hun financiële en fiscale adviseurs te raadplegen.

Hierna wordt bedoeld onder natuurlijke personen die personen die aan de Belgische personenbelasting ('*impôt des personnes physiques*') onderworpen zijn, onder vennootschappen die vennootschappen die aan de Belgische vennootschapsbelasting ('impôts des sociétés') onderworpen zijn en onder rechtspersonen die rechtspersonen die aan de Belgische rechtspersonenbelasting ('impôts des personnes morales') onderworpen zijn. Hierna wordt niet ingegaan op de natuurlijke personen of vennootschappen die aan de Belgische belasting der niet-inwoners onderworpen zijn ('impôts des non-résidents').

1.1 Directe belastingen

1.1.1 Roerende voorheffing

De meerwaarden, zijnde iedere som verkregen boven de uitgifteprijs, gerealiseerd bij de verkoop aan de emittent (bijvoorbeeld bij terugbetaling op de 'Maturity Date' (12 juli 2013)) is belastbaar als interest overeenkomstig het Belgisch fiscaal recht.

Indien er een Belgische financiële instelling tussenkomt bij de betaling zal deze in principe een roerende voorheffing inhouden van 15% op deze meerwaarde.

1.1.2 Fiscaal stelsel van toepassing op natuurlijke personen

Natuurlijke personen die houder zijn van de Notes, zullen met betrekking tot de Notes in principe onderworpen zijn aan het hierna beschreven fiscaal regime. Andere regels kunnen van toepassing zijn in specifieke situaties, in het bijzonder wanneer de natuurlijke personen de Notes houden in het kader van hun beroepswerkzaamheden, of wanneer hun verrichtingen met betrekking tot de Notes buiten het normale beheer van hun privé-vermogen sorteren.

Indien Belgische roerende voorheffing werd ingehouden op de meerwaarden vermeld onder 1.1.1, dan werkt deze inhouding bevrijdend in hoofde van de natuurlijke personen, m.a.w. zij dienen de meerwaarden niet meer op te nemen in hun aangifte in de personenbelasting.

Indien de meerwaarden vermeld onder 1.1.1 niet onderworpen zijn geweest aan de Belgische roerende voorheffing, dan is de natuurlijke persoon ertoe gehouden deze meerwaarden op te nemen in zijn aangifte in de personenbelasting. Deze meerwaarden zullen belast worden aan 15% te vermeerderen met gemeentelijke opcentiemen.

Meerwaarden, uitgezonderd de meerwaarden vermeld onder 1.1.1 en uitgezonderd de reeds verlopen interest component verkregen bij verkoop aan derden (uitgezonderd de emittent), gerealiseerd door de natuurlijke persoon bij verkoop zijn in principe vrijgesteld, tenzij de meerwaarden werden gerealiseerd buiten het kader van het normaal beheer van het privé-vermogen. Minderwaarden zijn in principe niet fiscaal aftrekbaar.

1.1.3 Fiscaal stelsel van toepassing op vennootschappen

Vennootschappen die houder van de Notes zijn, zullen met betrekking tot de Notes in België in principe onderworpen zijn aan het hierna beschreven fiscaal regime.

De vennootschappen kunnen, mits aflevering van een getuigschrift, onder bepaalde voorwaarden genieten van een vrijstelling van Belgische roerende voorheffing op de meerwaarden vermeld onder 1.1.1. Indien Belgische roerende voorheffing werd ingehouden, dan is deze onder bepaalde voorwaarden verrekenbaar met de verschuldigde vennootschapsbelasting.

Alle meerwaarden gerealiseerd op de Notes door vennootschappen dienen in ieder geval in de belastbare basis opgenomen te worden en zullen belast worden aan het normaal tarief in de vennootschapsbelasting, zijnde in principe 33,99%. Minderwaarden zijn in principe fiscaal aftrekbaar.

1.1.4 Fiscaal stelsel van toepassing op rechtspersonen

Rechtspersonen die houder van de Notes zijn, zullen met betrekking tot de Notes in België in principe onderworpen zijn aan het hierna beschreven fiscaal regime.

Indien Belgische roerende voorheffing werd ingehouden op de meerwaarden vermeld onder 1.1.1, dan is deze roerende voorheffing de definitieve belasting voor de rechtspersonen. Indien geen Belgische roerende voorheffing werd ingehouden, staan de rechtspersonen zelf in voor de betaling van de roerende voorheffing van 15%.

Meerwaarden, uitgezonderd de meerwaarden vermeld onder 1.1.1 en uitgezonderd de reeds verlopen interest component verkregen bij verkoop aan derden (uitgezonderd de emittent), zijn niet belastbaar. De minderwaarden op de Notes zijn niet aftrekbaar.

1.1.5 Europese Richtlijn met betrekking tot de heffing op inkomsten uit spaargelden

Op 3 juni 2003 heeft de Europese Raad van Ministers van Financiën en Economische Zaken het voorstel van Europese Richtlijn met betrekking tot de fiscaliteit van spaargelden aangenomen (hierna de 'Spaarrichtlijn'). De Spaarrichtlijn trad in werking op 1 juli 2005.

De Spaarrichtlijn bepaalt dat de Lidstaten van de Europese Unie vanaf 1 juli 2005 verplicht zijn om de belastingautoriteiten van een Lidstaat of van de Nederlandse Antillen, Aruba, Guernsey, Jersey, het eiland Man, Montserrat en de Britse Maagdeneilanden informatie over te maken in verband met de betaling van interest of gelijkaardig inkomen door een uitbetalende instantie (zoals gedefinieerd in de Spaarrichtlijn) aan een natuurlijke persoon inwoner van een Lidstaat of van één van de boven vermelde territoria. Oostenrijk, België en Luxemburg zullen gedurende een overgangsperiode echter niet deelnemen aan dit systeem van automatische uitwisseling van informatie (behalve indien de natuurlijke persoon hiervoor opteert) en zullen een bronheffing toepassen op dergelijke interesten. Oostenrijk, België en Luxemburg zullen gedurende de eerste drie jaar van de overgangsperiode een bronheffing van 15%, gedurende de volgende drie jaar een bronheffing van 20% en daarna een bronheffing van 35% toepassen. De overgangsperiode eindigt van zodra bepaalde overeenkomsten werden afgesloten in verband met de uitwisseling van informatie.

Een natuurlijke persoon zal onderworpen zijn aan de bepalingen van de Spaarrichtlijn indien hij interest ontvangt van een uitbetalende instantie (zoals gedefinieerd in de Spaarrichtlijn) gevestigd in een andere Lidstaat, Zwitserland, Liechtenstein, Andorra, Anguilla, Monaco, San Marino, De Nederlandse Antillen, Aruba, Guernsey, Jersey, het eiland Man, Montserrat, de Britse Maagdeneilanden, de Kaaiman Eilanden of de Turkse en Caicos Eilanden op voorwaarde dat de Notes, volgens de toepasselijke wetgeving, onder het toepassingsgebied vallen van de Spaarrichtlijn.

Indien de interest ontvangen door een natuurlijke persoon onderworpen werd aan een woonstaatheffing, bevrijdt deze woonstaatheffing de natuurlijke persoon niet om de interesten op te nemen in zijn aangifte in de personenbelasting. De woonstaatheffing zal worden verrekend met de personenbelasting. Indien de woonstaatheffing de verschuldigde personenbelasting overschrijdt, zal het excedent worden terugbetaald op voorwaarde dat het op zijn minst 2,50 euro bedraagt.

1.2 Taks op beursverrichtingen

De inschrijving op nieuwe Notes is niet onderworpen aan de taks op beursverrichtingen.

De daarop volgende aan- of verkoop van de Notes via een Belgische professionele tussenpersoon geeft in principe aanleiding tot een taks op beursverrichtingen van 0,07% met een maximum van 500 euro per transactie en per partij. De taks op beursverrichtingen is afzonderlijk verschuldigd door beide partijen bij een dergelijke transactie, t.w. de verkoper en de koper, en zullen beiden ingehouden worden door de Belgische professionele tussenpersoon.

The following information is not part of the Final Terms and not approved by the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten)

RÉGIME FISCAL EN BELGIQUE

L'exposé ci-dessous est un résumé général des règles fiscales applicables en Belgique à la date de publication de la présente Note d'Information en matière de revenus des Notes. Ces informations sont de nature générale et ne prétendent pas traiter tous les aspects d'un placement en titres. D'autres règles peuvent être applicables dans des cas déterminés. Il se peut en outre que les règles fiscales soient modifiées ultérieurement, le cas échéant avec effet rétroactif et que l'interprétation des règles fiscales évolue. Les investisseurs potentiels qui souhaitent obtenir plus d'informations sur les répercussions fiscales - tant en Belgique qu'à l'étranger - de la souscription, de l'acquisition, de la possession et de la disposition des Notes sont priés de consulter leurs conseillers financiers et fiscaux.

Dans le présent document, les personnes physiques sont les personnes soumises à l'impôt belge des personnes physiques ('personenbelasting'), les sociétés sont les sociétés soumises à l'impôt belge des sociétés ('vennootschapsbelasting') et les personnes morales sont les personnes morales soumises à l'impôt belge des personnes morales ('rechtspersonenbelasting'). Les développements qui suivent n'abordent pas la situation des personnes physiques ou des sociétés qui sont soumises à l'impôt belge des non-résidents ('belasting der niet-inwoners').

1.1 Impôts directs

1.1.1 Précompte mobilier

Les plus-values, qui sont toutes sommes reçues au-dessus du prix d'émission, réalisées lors de la vente à l'émetteur (par exemple en cas de remboursement à la 'Maturity Date' (12 juillet 2013)) est taxable en tant qu'intérêt selon le droit fiscal belge.

Un précompte mobilier de 15% sera en principe retenu sur ces plus-values qui sont encaissés via une institution financière belge.

1.1.2 Régime fiscal applicable aux personnes physiques

Les personnes physiques qui détiennent des Notes seront en principe soumises au régime fiscal décrit ci-après en ce qui concerne les Notes. D'autres règles peuvent être applicables dans des situations spécifiques, en particulier lorsque des personnes physiques détiennent des Notes dans le cadre de leurs activités professionnelles ou lorsque les opérations qu'elles effectuent en relation avec les Notes se situent en dehors de la sphère de la gestion normale de leur patrimoine privé.

Si un précompte mobilier belge est retenu sur les plus-values mentionnées au point 1.1.1, cette retenue est libératoire dans le chef des personnes physiques, c'est-à-dire qu'elles ne doivent plus faire figurer les plus-values dans leur déclaration à l'impôt des personnes physiques.

Si les plus-values mentionnées au point 1.1.1 n'ont pas été soumises au précompte mobilier belge, la personne physique devra faire figurer les plus-values dans sa déclaration à l'impôt des personnes physiques. Ces plus-values seront taxées à 15%, à majorer des additionnels communaux.

Les plus-values, à l'exception des plus-values mentionnées au point 1.1.1 et en dehors des intérêts déjà courus lors de la vente aux tiers (à l'exception de l'émetteur), réalisées par la personne physique lors de la vente sont en principe exemptées, à moins que les plus-values aient été réalisées en dehors du cadre de la gestion normale du patrimoine privé. Les moins-values ne sont en principe pas déductibles fiscalement.

1.1.3 Régime fiscal applicable aux sociétés

Les sociétés qui détiennent des Notes seront en principe soumises en Belgique au régime fiscal décrit ci-après en ce qui concerne les Notes.

Les sociétés peuvent sous certaines conditions être exemptées du précompte mobilier belge sur les plus-values mentionnées au point 1.1.1 moyennant la remise d'une attestation. Dans le cas où un précompte mobilier belge aurait été retenu, il peut sous certaines conditions être imputé sur l'impôt des sociétés dû.

Toutes les plus-values réalisées sur les Notes par des sociétés doivent en tout cas être reprises dans la base imposable et seront taxées au taux normal de l'impôt des sociétés, c'est-à-dire en principe 33,99%. Les moins-values sont en principe déductibles fiscalement.

1.1.4 Régime fiscal applicable aux personnes morales

Les personnes morales qui détiennent des Notes seront en principe soumises en Belgique au régime fiscal décrit ci-après en ce qui concerne les Notes.

Si un précompte mobilier belge est retenu sur les plus-values mentionnées au point 1.1.1, ce précompte mobilier constituera l'impôt définitif de la personne morale. Si aucun précompte mobilier belge n'a été retenu, les personnes morales devront elles-mêmes veiller à acquitter ledit précompte mobilier de 15%.

Les plus-values, à l'exception des plus-values mentionnées au point 1.1.1 et en dehors des intérêts déjà courus lors de la vente aux tiers (à l'exception de l'émetteur), ne sont pas taxables. Les moins-values sur les Notes ne sont pas déductibles.

1.1.5 Directive européenne relative à l'imposition des revenus de l'épargne

Le 3 juin 2003, le Conseil de l'Union européenne des Ministres des Finances et des Affaires économiques a adopté la proposition de Directive européenne relative à la fiscalité de l'épargne (ci-après la **Directive sur l'épargne**). La Directive sur l'épargne est entrée en vigueur le 1er juillet 2005.

La Directive sur l'épargne prévoit que les États membres de l'Union européenne ont l'obligation à partir du 1er juillet 2005 de communiquer des informations aux autorités fiscales d'un État membre ou des Antilles néerlandaises, d'Aruba, de Guernesey, de Jersey, de l'île de Man, de Montserrat et des Iles Vierges britanniques en ce qui concerne le paiement d'intérêts ou d'autres revenus similaires payés par un agent payeur (tel que défini dans la Directive sur l'épargne) à une personne physique résidant dans un État membre ou d'un des territoires susmentionnés. L'Autriche, la Belgique et le Luxembourg ne participeront pas à ce système d'échange d'informations pendant une période de transition (sauf si la personne physique opte pour ce système) et appliqueront une retenue à la source sur lesdits intérêts. L'Autriche, la Belgique et le Luxembourg appliqueront durant les trois premières années de la période transitoire une retenue à la source de 15%, durant les trois années suivantes une retenue à la source de 20% et par la suite une retenue à la source de 35%. La période transitoire prendra fin dès que, entre autres, certaines conventions seront conclues en ce qui concerne l'échange d'information.

Une personne physique sera soumise aux dispositions de la Directive sur l'épargne si elle reçoit des intérêts d'un agent payeur (tel que défini dans la Directive sur l'épargne) établi dans un autre État membre, en Suisse, au à Liechtenstein, à Andorre, à Anguilla, à Monaco, à San Marino, aux Antilles néerlandaises, à Aruba, à Guernesey, à Jersey, à l'île de Man, à Montserrat, aux Iles Vierges britanniques, aux Iles Cayman ou aux Iles Turks et Caicos, à condition que les Notes, d'après la législation applicable, tombent dans le champ d'application de la Directive sur l'épargne.

Si l'intérêt reçu par une personne physique a été soumis à une taxe à la source, cette taxe à la source ne la libérera de l'obligation de déclarer les revenus d'intérêts dans sa déclaration fiscale. La taxe à la source sera, cependant, imputé sur l'impôt des personnes physiques. Si la taxe à la source retenue excède l'impôt sur les revenus de cette personne, le surplus sera remboursé, pour autant qu'il atteigne au moins 2,5 euro.

1.2 Taxes sur les opérations de bourse

L'inscription de nouvelles Notes n'est pas soumise à la taxe sur les opérations de bourse.

La vente ou l'achat consécutif des Notes par le biais d'un intermédiaire professionnel belge donne lieu en principe à l'application d'une taxe sur les opérations de bourse de 0,07% avec un maximum de 500 euro par transaction et par partie. La taxe sur les opérations de bourse est due séparément par chaque partie à une telle opération, c'est-à-dire le vendeur et l'acheteur, et sera retenue par l'intermédiaire professionnel belge pour les deux parties.

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